

September 23, 2009

Sent via U.S. mail and facsimile to (727) 471-0001

Stan B. McClelland
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

> **RE: First Community Bank Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-50357**

Dear Mr. McClelland,

      We have reviewed your letter filed on August 17, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings *and* provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 22

1.   We note your response and proposed disclosure to prior comment 1 from our letter dated July 21, 2009. It appears you have not clearly addressed your policy related to <u>non-collateral dependent</u> loans. Please expand your proposed future filings disclosure to more clearly address your policy related to loans that are not collateral dependent. Please provide us with your proposed disclosure.

2.   We note your response prior comment 2.b from our letter dated July 21, 2009 including your disclosures regarding the increases in charge-offs and partial charge-offs. However, the extent of charge-offs do not appear to be comparative to the significant increase in impaired loans. Further, we note that the coverage of your allowance for loan losses allocated specifically to impaired loans to your impaired loans with an allowance balance continued to decrease in the second quarter of 2009, from 78% to 38% to 25% at December 31, 2008, March 31, 2009 and June 30, 2009, respectively. Please revise future filings to more thoroughly discuss how the fluctuations in your impaired loans balance correlate with the amount of charge-offs, and how you consider both your impaired loans and charge-offs when determining your specific allowance for impaired loans. Further, please identify the specific factors or drivers that resulted in the fluctuation in impaired loans, charge-offs, and the specific allowance for impaired loans. Please provide us with your proposed disclosure.

3.   In your response to comment 3 from our letter dated July 21, 2009 you indicate that you obtain external appraisals on both commercial real estate loans considered collateral dependent and commercial REO on an annual basis. You also indicate that you obtain a brokers price opinion or other valuation service estimate every six months on any impaired collateral dependent single family or residential lot loans or REO. Please tell us and revise your future filings to discuss the extent to which you consider potential declines in collateral value on a quarterly basis for purposes of estimating additional losses incurred on such collateral dependent loans or REO between the annual or semi-annual appraisal updates.

4.   We note your response and expanded disclosure to prior comment 4 from our letter dated July 21, 2009. Please further revise your disclosure in future filings to present this information (e.g. number of loans and balance for each loan category) for your impaired loans for all periods.

5.   We note your impaired loans continued to increase during the second quarter of 2009, but that your allowance allocated specifically to impaired loans continued to decrease. Further, we note that your real estate owned balance decreased in the second quarter of 2009. Please tell us and revise future filings to disclose the reason for the significant increase in impaired loans, and your rationale for

holding the loans rather than foreclosing and recording the loans as other real estate owned and held for sale. Further, please tell us and revise future filings to disclose the nature and extent of any remediation, modification, or collection efforts you have undertaken and are planning to undertake to collect on your impaired loans.

Item 8. Financial Statements and Supplementary Data

Note 8. Income Taxes, page F-27

6.   We note your response and proposed disclosure to prior comment 6 from our letter dated July 21, 2009. Please tell us and further revise your future filings to describe in detail your analysis of the specific positive and negative evidence you considered as part of your determination that it is more likely than not you will realize your deferred tax assets at June 30, 2009 and at future balance sheet dates.

7.   Please tell us what you project your expected, or actual if available, net income(loss) will be for the three months quarter ended September 30, 2009. To the extent you expect to be in a three year cumulative loss position at September 30, 2009 we would expect even more detailed disclosures to address your consideration of the guidance of paragraph 23 of SFAS 109.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief